TOMRA®

RECEIVED

082-03334

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

07023853

Asker, 22 May 2007

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

16.05.2007 07:31:27 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 116,000 own shares at an average price of NOK 46.46 per share at Oslo Stock Exchange. After this transaction Tomra holds 4,000,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 15 May 2007
Tomra Systems ASA

lenke

04.05.2007 07:48:52 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 82,000 own shares at an average price of NOK 48.44 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,884,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 3 May 2007
Tomra Systems ASA

lenke

27.04.2007 07:36:42 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 144,000 own shares at an average price of NOK 47.88 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,802,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 26 April 2007
Tomra Systems ASA

25.04.2007 07:36:52 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 252,000 own shares at an average price of NOK 46.63 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,658,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 24 April 2007
Tomra Systems ASA

lenke

23.04.2007 07:36:03 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 210,000 own shares at an average price of NOK 45.79 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,406,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 20 April 2007
Tomra Systems ASA

20.04.2007 07:38:11 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 262,000 own shares at an average price of NOK 44.59 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,196,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 19 April 2007
Tomra Systems ASA

END